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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____________)*

                          O.A.K. Financial Corporation
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           Common stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   67081P 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                James M. Eardley
                        Mika Meyers Beckett & Jones, PLC
                             900 Monroe Avenue, N.W.
                          Grand Rapids, Michigan 49503
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 3, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
         check the following box. [ X ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081P 10 5
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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only)

                  Willard J. Van Singel
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  a)       [   ]
                  b)       [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):
                  PF

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------

                    7.       Sole Voting Power:  198,051
                    ------------------------------------------------------------
Number of

Shares              8.       Shared Voting Power:  57,608
Beneficially        ------------------------------------------------------------
Owned by
Each                9.       Sole Dispositive Power:  198,051
Reporting           ------------------------------------------------------------
Person
With                10.      Shared Dispositive Power:  57,608
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  255,659
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row:(11)   12.56%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

CUSIP No. 67081P 10 5
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

                               John A. Van Singel

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  a)       [   ]
                  b)       [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions):
                  PF

--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------

                    7.       Sole Voting Power:   7,741
                    ------------------------------------------------------------
Number of

Shares              8.       Shared Voting Power:  60,858
Beneficially        ------------------------------------------------------------
Owned by
Each                9.       Sole Dispositive Power:  7,741
Reporting           ------------------------------------------------------------
Person
With                10.      Shared Dispositive Power:   60,858
--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  68,599
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row:(11)  3.37%
--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

ITEM 1.
SECURITY AND ISSUER

Security:  O.A.K. Financial Corporation Common Stock, no par value

Issuer:  O.A.K. Financial Corporation

Address:  2445 - 84th Street, S.W., Byron Center, Michigan 49315

ITEM 2.
IDENTITY AND BACKGROUND

Pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Willard J. Van Singel and John A. Van Singel. The foregoing persons are sometimes hereinafter referred to collectively as the "reporting persons." The reporting persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the reporting persons that such a "group" exists.

                  Name:
         (a)      1. Willard J. Van Singel
                  2. John A. Van Singel

                  Residence or business address:
         (b)      1.  8799 Lindsey Lane, S.W., Byron Center, Michigan 49315
                  2.  2110 Pleasant Pond, Byron Center, Michigan 49315

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                  1. Willard J. Van Singel - Mr. Van Singel is an investor for his own account.
                  2. John A. Van Singel - Mr. Van Singel is an investor for his own account.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
                  1.  None.
                  2.  None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
                  1.  None.
                  2.  None.

         (f)      Citizenship:
                  1.  United States of America
                  2.  United States of America

ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the reporting persons acquired their shares with personal funds more than 60 days prior to the filing of this Schedule 13D, except as follows: Willard J. Van Singel acquired 99,602 shares from the Jane Van Singel Marital Trust on October 31, 2004, pursuant to his beneficiary rights of withdrawal thereunder. Willard J. Van Singel also purchased 1,500 shares from that Marital Trust on December 6, 2004, using personal funds.

ITEM 4.
PURPOSE OF TRANSACTION

The Shares to which this Statement relates have been acquired for investment purposes and to influence the directors and management of the company.

The reporting persons intend to seek additional information about the company and to conduct a detailed and continuous review of their investment in the company. On the basis of such review, market conditions and such other factors as they deem relevant from time to time, the reporting persons may determine to increase or decrease their investment in the company from time to time. Accordingly, each of the reporting persons expressly reserves the right to dispose of all or any part of his investment in the Shares by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended) or to continue to hold the Shares or to acquire additional Shares or other securities of the company at such prices and on such terms as such reporting person deems advisable, including without limitation, by purchase, by inviting a tender or acquisition of Shares or other securities of the company, by merger or otherwise. In addition, based upon such review and such market and other conditions, and in light of the circumstances then existing, the reporting persons will consider what, if any, changes would be desirable to be proposed with regard in the company's assets, corporate structure, dividend policy, capitalization, operation, properties, policies, management and personnel, and whether it would be desirable to propose any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the company or any of its subsidiaries.

Except as described above, none of the reporting persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER

(a)      Aggregate Number and Percentage of Class Beneficially Owned:
                  Willard J. Van Singel - 255,659 - 12.56%
                  John A. Van Singel - 68,599 - 3.37%

(b)      Sole Voting Power:
                  Willard J. Van Singel - 198,051
                  John A. Van Singel - 7,741(1)
         Shared Voting Power:
                  Willard J. Van Singel - 57,608(2)
                  John A. Van Singel - 60,858(3)
         Sole Dispositive Power:
                  Willard J. Van Singel - 198,051
                  John A. Van Singel - 7,741(1)
         Shared Dispositive Power:
                  Willard J. Van Singel - 55,608(2)
                  John A. Van Singel - 60,858(3)

(c) None of the reporting persons has effected any transactions in the Issuer's securities during the past 60 days, except as follows: Willard J. Van Singel acquired 99,602 shares from the Jane Van Singel Marital Trust on October 31, 2004, pursuant to his rights of withdrawal as beneficiary of such trust. Jane Van Singel passed away on January 9, 2003. Willard J. Van Singel also purchased 1,500 shares from that trust on December 6, 2004.

ITEM 6.
CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Willard J. Van Singel is the father of John A. Van Singel. Over the course of time, Willard has learned that he and John share similar business philosophies. Those business philosophies include a belief that shareholder interests must be taken strongly into account in the management of corporate enterprises. They also share the view that the company's management and policies do not adequately take into account shareholder interests. Aside from their shared business philosophies as described above, their family relationship, and their intentions expressed in Item 4 above, they have no other relationship with one another, nor are there any other arrangements or understandings between them or any other person or persons with respect to any securities of the Issuer.

----------
       (1) John A. Van Singel owns 6,381 shares individually and 1,360 shares as custodian of an UGMA for the benefit of his son, Daniel.

       (2) Willard J. Van Singel owns 3,600 shares jointly with his daughter Mary A. Niewiek (who is not employed outside the home and resides at 24 Matt St., S.W., Grand Rapids, Michigan) and shares voting and dispositive power with respect to 54,008 shares through his membership interest in Van Singel Holdings, LLC, a Michigan limited liability company.

       (3) John A. Van Singel owns 6,850 shares jointly with his wife, Linda (who is not employed outside the home and resides at 2110 Pleasant Road, Byron Center, Michigan), and has shares voting and dispositive power with respect to 54,008 shares through his membership interest in Van Singel Holdings, LLC, a Michigan limited liability company.

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS

A document entitled "Agreement Relating to Filing of Joint Statement", dated December 13, 2004, is filed as Exhibit 1 to this statement on Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2004


/s/ Willard J. Van Singel
-------------------------
Willard J. Van Singel





Date:  December 13, 2004


/s/ John A. Van Singel
----------------------
John A. Van Singel




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002

                                                                       Exhibit 1

                         Agreement Relating to Filing of
                           Joint Statement Pursuant to
                               Rule 13d-1(k) Under
                         Securities Exchange Act of 1934

The Undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Date:  December 13, 2004                    By: /s/ Willard J. Van Singel
                                                -------------------------
                                                Willard J. Van Singel



                                            By: /s/ John A. Van Singel
                                                ----------------------
                                                John A. Van Singel